Mail Stop 4561

March 29, 2007

VIA USMAIL and FAX (609) 514-1806

Mr. Mark S. Stratton
Chief Executive Officer of Beacon Management Corporation (USA)
The Beacon Financial Futures Fund, L.P.
116 Village Boulevard, Suite 210
Princeton, New Jersey 08540

      Re: The Beacon Financial Futures Fund, L.P.
               Form 10-K for the year ended 12/31/2005
               Filed on 3/31/2006
               File No. 001-12486

Dear Mr. Mark S. Stratton:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Cicely LaMothe
               Branch Chief